Exhibit 99.2

For analyst and media enquiries please
20 August 2008	call Peter Baker on: Tel: (02) 8274 5239
1st quarter net operating profit US$41.6m
(excluding asbestos)
James Hardie today announced a US$41.6 million net operating profit, excluding asbestos, for the quarter ended 30 June 2008, a decrease of 39% compared to the same period last year.
For the first quarter, net operating profit including asbestos was US$1.4 million, compared to US$39.1 million for the same quarter last year.
Operating Performance
First quarter net sales decreased 14% to US$365.0 million, gross profit was down 26% to US$124.0 million and EBIT excluding asbestos was 39% lower at US$64.0 million. EBIT including asbestos decreased 69% from US$75.0 million to US$22.9 million.
Results were significantly affected by further declines in the US housing market, where housing starts fell 35% in the first quarter compared to the same period last year. USA and Europe Fibre Cement net sales fell 20% in the first quarter compared to the same quarter of the prior fiscal year. USA and Europe Fibre Cement EBIT for the quarter decreased 42% to US$65.6 million, primarily due to the decreased EBIT performance of the US business. The US business EBIT decreased due to lower sales volume and higher unit costs, partially offset by a decrease in SG&A spending. The higher unit costs were driven by increased pulp and energy costs and lower fixed cost absorption.
Asia Pacific Fibre Cement net sales were up 17% for the quarter. Asia Pacific EBIT for the quarter increased 27% due to an improved gross margin performance and favourable currency exchange rate movements of the Asia Pacific business’ currencies compared to the US dollar, partially offset by increased SG&A expenses.
Diluted earnings per share for the quarter decreased to US0.3 cents per share from US8.3 cents per share in the same period last year.
Diluted earnings per share excluding asbestos decreased from US14.6 cents to US9.6 cents for the quarter
In this Media Release, James Hardie may present financial measures, sales volume terms, financial ratios, and Non-US GAAP financial measures included in the Definitions section of this document starting on page 7. The company presents financial measures that it believes are customarily used by its Australian investors. Specifically, these financial measures, which are equivalent or derived from certain GAAP measures as explained in the definitions, include “EBIT”, “EBIT margin”, “Operating profit” and “Net operating profit”. The company may also present other terms for measuring its sales volumes (“million square feet” or “mmsf” and “thousand square feet” or “msf”); financial ratios (“Gearing ratio”, “Net interest expense cover”, “Net interest paid cover”, “Net debt payback”, “Net debt (cash)”; and Non-US GAAP financial measures (“EBIT excluding asbestos”, “EBIT margin excluding asbestos”, “Net operating profit excluding asbestos”, “Diluted earnings per share excluding asbestos”, “Operating profit before income taxes excluding asbestos” and “Effective tax rate excluding asbestos” and EBITDA). Unless otherwise stated, results and comparisons are of the 1st quarter of the current fiscal year versus the 1st quarter of the prior fiscal year.
Media Release: James Hardie – 1st Quarter FY09

1st Quarter at a Glance

	Q1	Q1%
US$ Million	FY 2009	FY 2008	Change

Net sales	$365.0	$424.4	(14)

Gross profit	124.0	166.9	(26)

EBIT excluding asbestos	64.0	105.7	(39)

AICF SG&A expenses	(0.6)	(0.6)	—

Asbestos adjustments	(40.5)	(30.1)	(35)

EBIT	22.9	75.0	(69)

Net interest (expense) income	(1.1)	0.5	—

Income tax expense	(20.4)	(36.4)	44

Net operating profit	1.4	39.1	(96)

Net operating profit excluding asbestos decreased 39% for the quarter to US$41.6 million, as shown in the following table:

	Q1	Q1%
US$ Million	FY 2009	FY 2008	Change

Net operating profit	$1.4	$39.1	(96)

Excluding:
Asbestos:
Asbestos adjustments	40.5	30.1	35
AICF SG&A expenses	0.6	0.6	—
AICF interest income	(0.9)	(1.6)	(44)
Tax expense related to asbestos adjustments	—	0.4	—

Net operating profit excluding asbestos	$41.6	$68.6	(39)

Commentary
“Our main businesses operated in markets that were affected by downturns, particularly in the US, where the downturn was the most severe,” said our CEO, Mr Louis Gries. “Despite this, we continued to focus on driving primary demand for fibre cement products in North America with strategies aimed at increasing our share of the US siding and backer board markets.
“Although we expect our volume to remain below prior year as a result of a continuing decline in housing markets, we expect our differentiated product strategy will allow us to maintain selling price and increase market share.
“In the US business our organisational cost base has been reduced as part of a major business reset implemented in April 2008.”
Media Release: James Hardie – 1st Quarter FY09

Share Buy-Back Program
The company has previously announced a share buy-back program of up to approximately 46.8 million shares. Prior to April 2008 the company had repurchased 35.7 million shares. The company did not purchase any shares during the period between 1 April 2008 and 20 August 2008. As the 12 month period for the buy-back program has now ended, the company ceased the buy-back program on 20 August 2008.
USA and Europe Fibre Cement
First quarter net sales were down 20% compared to the same quarter last year, to US$281.7 million. Sales volume decreased 20% to 468.5 million square feet, and the average net sales price decreased slightly from US$604 to US$601 per thousand square feet.
USA Fibre Cement sales volumes continued to be significantly affected by the ongoing weakness in the US housing market, where housing starts fell 35% in the first quarter compared to the same period last year. Results were also affected by a moderate unfavourable shift in the product mix caused by a relative increase in lower priced interior products.
Sales of exterior products declined as a result of lower demand for our siding, soffit and trim products, in all regions except Canada and Europe, although the differentiated ColorPlus® product line increased its market penetration in this quarter, compared to the same period last year.
EBIT for the quarter was 42% lower at US$65.6 million, primarily due to reduced gross profit performance in the US which resulted from lower sales volume, higher freight costs, higher average unit costs and a slightly lower average net sales price. The EBIT margin was 23.3% for the quarter compared to 32.0% for the same period last year.
Asia Pacific Fibre Cement
Net sales increased 17% to US$83.3 million for the quarter. In Australian dollars, net sales increased 3% due to a 4% increase in sales volume, partially offset by a decrease of 1% in the average Australian dollar net sales price.
On-going growth in sales of differentiated products, along with a more favourable product mix, helped the Australian and New Zealand businesses continue to offset declining housing markets.
The Australian business out-performed the market by focusing on its Scyon™ range of products and on growing primary demand sales in the smaller builder and renovations segments. The price of non-differentiated products remained under pressure from low-priced imports and local competitors. While residential construction in New Zealand continued to decline, the New Zealand business out-performed the market with increasing penetration through its unique LineaTM weatherboards and AxonTM cladding products. In the Philippines, sales volumes and revenue declined compared to the same quarter last year as a result of a reduction in export sales and a decline in the volume of higher-priced products in the sales mix.
EBIT was 27% higher for the quarter at US$15.8 million. Favourable currency exchange rate movements in the Asia Pacific business’ currencies compared to the US dollar accounted for a large portion of this increase. In Australian dollars, Asia Pacific Fibre Cement EBIT increased 15% due to an increased gross margin, partially offset by increased SG&A expenses. The EBIT margin was 19.0% for the quarter compared with 17.4% for the same period last year.
Media Release: James Hardie – 1st Quarter FY09

Asbestos Adjustments
The effects of asbestos adjustments on EBIT for the quarter ended 30 June 2008 are as follows:

US$ Million	Q1 FY 2009	Q1 FY 2008

Effect of foreign exchange	$(40.5)	$(33.2)

Other adjustments	—	3.1

Asbestos adjustments	$(40.5)	$(30.1)

Readers are referred to Note 7 of the company’s 30 June 2008 Condensed Consolidated Financial Statements for further information on the asbestos adjustments.
ASIC Proceedings
In February 2007, the Australian Securities and Investments Commission (ASIC) commenced civil proceedings against the company, a former subsidiary and ten then-present or former officers and directors of the James Hardie group. The civil proceedings concern alleged contraventions of certain provisions of the Corporations Law and/or the Corporations Act connected with the affairs of the company and certain subsidiaries during the period February 2001 to June 2003.
Readers are referred to Note 8 of the company’s 30 June 2008 Condensed Consolidated Financial Statements for further information on the ASIC Proceedings.
Cash Flow
Operating cash flow for the quarter ended 30 June 2008 decreased from US$131.5 million to US$94.8 million. The decrease was driven primarily by a reduced contribution from the USA and Europe Fibre Cement business. Capital expenditures for the purchase of property, plant and equipment decreased from US$16.5 million to US$3.8 million.
Income Tax
Income Tax Expense
Income tax expense for the quarter decreased from US$36.4 million to US$20.4 million.
The company’s effective tax rate on earnings excluding asbestos was 32.9% for the quarter compared to 34.4% for the same quarter in the prior year. The decrease in the effective tax rate excluding asbestos compared to the same period in the prior year is due to the impact of the change in the geographical mix of earnings.
Australian Taxation Office (ATO) — 1999 Disputed Amended Assessment
As announced on 22 March 2006, RCI Pty Ltd (RCI), a wholly owned subsidiary of the company, received an amended assessment from the ATO in respect of RCI’s income tax return for the year ended 31 March 1999. The amended assessment relates to the amount of net capital gains arising as a result of an internal corporate restructure carried out in 1998 and has been issued pursuant to the discretion granted to the Commissioner of Taxation under Part IVA of the Income Tax Assessment Act 1936.
Media Release: James Hardie – 1st Quarter FY09

On 30 May 2007, the ATO issued a Notice of Decision disallowing the company’s objection to the amended assessment. On 11 July 2007, the company filed an application appealing the Objection Decision with the Federal Court of Australia. The hearing of RCI’s appeal is presently scheduled to commence in the Federal Court of Australia on 8 December 2008.
ATO — 2002 Tax Audit
The ATO is auditing the company’s Australian income tax returns for the years ended 31 March 2002 and 31 March 2004 through 31 March 2006.
On 8 August 2008, the Federal Court of Australia (Federal Court) made orders providing for the reinstatement of the company’s former wholly-owned subsidiary James Hardie Australia Finance Pty Limited (JHAF) to the register of companies and appointing Max Donnelly of Ferrier Hodgson as the new liquidator of JHAF. JHAF was deregistered on 23 August 2005 following a voluntary winding up. The company understands that the reinstatement of JHAF is a necessary pre-requisite to the ATO issuing an amended assessment in respect of one of the issues that has been the focus of the ATO’s inquiries during the tax audit of fiscal year 2002.
The company is considering its position with respect to the ATO proceedings, the merits of the potential amended assessment and any obligations of JHAF to the ATO given its prior winding up.
Internal Revenue Service (IRS) — Notice of Proposed Adjustment (NOPA)
On 23 June 2008, the company announced that the IRS had issued it with a Notice of Proposed Adjustment (NOPA) that concludes that the company does not satisfy the United States - Netherlands Treaty Limitations on Benefits (LOB) provision of the US-NL Treaty applicable from early 2006 and that accordingly it is not entitled to beneficial withholding tax rates on payments from the company’s United States subsidiaries to its Netherlands companies. The company does not agree with the conclusions reached by the IRS, and the company intends to contest the IRS’ findings through the continuing audit process and, if necessary, through subsequent administrative appeals and possibly litigation. If the IRS position ultimately were to prevail, the company would be liable for a 30% withholding tax on dividend, interest and royalty payments made any time on or after 1 February 2006 by the company’s US subsidiaries to JHI NV or the company’s Dutch finance subsidiary.
On 16 July 2008 the company issued a rebuttal response to the IRS NOPA. On 18 July 2008 the IRS issued a 30 Day Letter that concludes that the company is not in compliance with the LOB provision for calendar years 2006 and 2007 and that it is not entitled to reduced withholding tax rates on payments from the United States to The Netherlands. The 30 Day Letter notice is a formal IRS examination report that requires the company to either agree in full and pay the tax or file a formal, written protest within 30 days of the 30 Day Letter to request consideration of the issues with the Appeals Division of the IRS.
The company filed a formal protest on 18 August 2008 to exercise its rights to an impartial hearing before the Appeals Division of the IRS.
Readers are referred to Note 11 of the company’s 30 June 2008 Condensed Consolidated Financial Statements for further information on income taxes and income tax related issues.
Media Release: James Hardie – 1st Quarter FY09

Outlook
In the United States, National Association of Home Builders’ (NAHB) Chief Economist, David Seiders, reports that NAHB’s surveys of home builders “have yet to show stabilisation of either net home sales or sentiment regarding the demand side of the single-family market”. According to Seiders, weak demand and heavy oversupply continue to put substantial downward pressure on house prices, and tight mortgage lending standards and expectations of further house price declines have kept prospective home buyers on the sidelines.
The NAHB anticipates recovery in housing starts to begin in the second quarter of next year, although both housing starts and residential fixed investment are expected to be down in 2009 on a year-on-year basis.
In Asia Pacific, building approvals are expected to continue to fall in Australia and New Zealand during fiscal year 2009. While there is likely to be some activity in medium density dwellings, renovations and commercial properties, this is not expected to offset the housing market decline. Housing affordability is expected to remain under pressure with high interest rates and fuel costs and increased building costs. Residential construction in the Philippines is expected to remain flat or decline.
The company notes the range of analysts’ forecasts for operating profit from continuing operations, excluding asbestos, for the year ending 31 March 2009 of between US$97 million and US$130 million. The company is comfortable with the bottom half of this range, but notes there remains significant uncertainty over the outlook for US housing activity.
Changes in the company’s asbestos liability to reflect changes in foreign exchange rates or updates of the actuarial estimate, ASIC proceeding matters, income tax related issues and other matters referred to in the disclaimer at the end of this document may have a material impact on the company’s consolidated financial statements. Readers are referred to Notes 7, 8 and 11 of the company’s 30 June 2008 Condensed Consolidated Financial Statements for more information about the company’s asbestos liability and income tax related issues.
Media/Analyst Enquiries:
Peter Baker
Executive Vice President — Asia Pacific

Telephone:	+61 2 8274 5239
Email:	media@jameshardie.com.au
Facsimile:	+61 2 8274 5218
This Media Release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of the package, including Management’s Analysis of Results, a Management Presentation and a Financial Report.
These documents, along with a webcast of the management presentation on 20 August 2008, are available from the Investor Relations area of James Hardie’s website at: www.jameshardie.com
The company lodged its annual filing for the year ended 31 March 2008 with the SEC on 8 July 2008.
All holders of the company’s securities may receive, on request, a hard copy of our complete audited financial statements, free of charge. Requests can be made via the company website or by contacting one of the company’s corporate offices. Contact details are available on the company’s website.
Media Release: James Hardie – 1st Quarter FY09

Definitions
Financial Measures – US GAAP equivalents
EBIT and EBIT margin – EBIT, as used in this document, is equivalent to the US GAAP measure of operating income. EBIT margin is defined as EBIT as a percentage of net sales. James Hardie believes EBIT and EBIT margin to be relevant and useful information as these are the primary measures used by management to measure the operating profit or loss of its business. EBIT is one of several metrics used by management to measure the earnings generated by the company’s operations, excluding interest and income tax expenses. Additionally, EBIT is believed to be a primary measure and terminology used by its Australian investors. EBIT and EBIT margin should be considered in addition to, but not as a substitute for, other measures of financial performance reported in accordance with accounting principles generally accepted in the United States of America. EBIT and EBIT margin, as the company has defined them, may not be comparable to similarly titled measures reported by other companies.
Operating profit – is equivalent to the US GAAP measure of income.
Net operating profit – is equivalent to the US GAAP measure of net income.
Sales Volumes
mmsf – million square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
msf – thousand square feet, where a square foot is defined as a standard square foot of 5/16” thickness.
Financial Ratios
Gearing Ratio – Net debt (cash) divided by net debt (cash) plus shareholders’ equity.
Net interest expense cover – EBIT divided by net interest expense.
Net interest paid cover – EBIT divided by cash paid during the period for interest, net of amounts capitalised.
Net debt payback – Net debt (cash) divided by cash flow from operations.
Net debt (cash) – short-term and long-term debt less cash and cash equivalents.
Media Release: James Hardie – 1st Quarter FY09

Non-US GAAP Financial Measures
EBIT and EBIT margin excluding asbestos – EBIT and EBIT margin excluding asbestos are not measures of financial performance under US GAAP and should not be considered to be more meaningful than EBIT and EBIT margin. James Hardie has included these financial measures to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations and provides useful information regarding its financial condition and results of operations. The company uses these non-US GAAP measures for the same purposes.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

EBIT	$22.9	$75.0

Asbestos:
Asbestos adjustments	40.5	30.1
AICF SG&A expenses	0.6	0.6

EBIT excluding asbestos	64.0	105.7

Net Sales	$365.0	$424.4

EBIT margin excluding asbestos	17.5%	24.9%

Net operating profit excluding asbestos – Net operating profit excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than net income. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

Net operating profit	$1.4	$39.1

Asbestos:
Asbestos adjustments	40.5	30.1
AICF SG&A expenses	0.6	0.6
AICF interest income	(0.9)	(1.6)
Tax expense related to asbestos adjustments	—	0.4

Net operating profit excluding asbestos	$41.6	$68.6

Diluted earnings per share excluding asbestos – Diluted earnings per share excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than diluted earnings per share. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

Net operating profit excluding asbestos	$41.6	$68.6
Weighted average common shares outstanding — Diluted (millions)	432.2	469.4

Diluted earnings per share excluding asbestos (US cents)	9.6	14.6

Media Release: James Hardie – 1st Quarter FY09

Effective tax rate excluding asbestos – Effective tax rate excluding asbestos is not a measure of financial performance under US GAAP and should not be considered to be more meaningful than effective tax rate. The company has included this financial measure to provide investors with an alternative method for assessing its operating results in a manner that is focussed on the performance of its ongoing operations. The company’s management uses this non-US GAAP measure for the same purposes.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

Operating profit before income taxes	$21.8	$75.5

Asbestos:
Asbestos adjustments	40.5	30.1
AICF SG&A expenses	0.6	0.6
AICF interest income	(0.9)	(1.6)

Operating profit before income taxes excluding asbestos	$62.0	$104.6

Income tax expense	(20.4)	(36.4)

Tax expense related to asbestos adjustments	—	0.4

Income tax expense excluding asbestos	(20.4)	(36.0)

Effective tax rate excluding asbestos	32.9%	34.4%

EBITDA – is not a measure of financial performance under US GAAP and should not be considered an alternative to, or more meaningful than, income from operations, net income or cash flows as defined by US GAAP or as a measure of profitability or liquidity. Not all companies calculate EBITDA in the same manner as James Hardie has and, accordingly, EBITDA may not be comparable with other companies. The company has included information concerning EBITDA because it believes that this data is commonly used by investors to evaluate the ability of a company’s earnings from its core business operations to satisfy its debt, capital expenditure and working capital requirements.

	Q1	Q1
US$ Millions	FY 2009	FY 2008

EBIT	$22.9	$75.0

Depreciation and amortisation	14.0	14.2

EBITDA	$36.9	$89.2

Media Release: James Hardie – 1st Quarter FY09

Disclaimer
This Media Release contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars, invitation memoranda and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, lenders and potential lenders, representatives of the media and others. Examples of forward-looking statements include:
•	expectations about the timing and amount of payments to the Asbestos Injuries Compensation Fund (AICF), a special purpose fund for the compensation of proven Australian asbestos-related personal injury and death claims;

•	statements regarding tax liabilities and related audits and proceedings;

•	statements as to the possible consequences of proceedings brought against us and certain of our former directors and officers by the Australian Securities and Investments Commission;

•	expectations concerning indemnification obligations;

•	expectations concerning the costs associated with the suspension of operations at our Blandon, Pennsylvania and Plant City, Florida plants;

•	expectations that our credit facilities will be extended or renewed;

•	expectations concerning dividend payments;

•	projections of our results of operations or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions dispositions and our products;

•	statements about our future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Key Information — Risk Factors” beginning on page 6 of our Form 20-F filed on 8 July 2008 with the Securities and Exchange Commission, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; required contributions to the AICF and the effect of foreign exchange on the amount recorded in our financial statements as an asbestos liability; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of customers; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; and the effect of natural disasters and changes in our key management personnel. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Media Release: James Hardie – 1st Quarter FY09